[Godwin Pappas Langley Ronquillo Letterhead]

PHILLIP W. OFFILL
Chairman of the Securities Section
Partner
Direct Dial: 214.939.4469
Direct Fax: 214.527.3173
poffill@godwinpappas.com

October 5, 2006

Via Fed Ex
Perry Hindin
Special Counsel
Office of Electronics and Machinery
United States Securities and Exchange Commission
Washington, D.C.  20549

                Re:          Utilicraft Aerospace Industries, Inc.
                                Amendment No. 5 to Registration Statement on Form SB-2
                                Filed June 19, 2006
                                SEC File No. 333-128758

Dear Mr. Hindin:

In response to your comment letter dated September 19, 2006, Utilicraft Aerospace Industries, Inc. (“UAI”) has amended its Amendment No. 4 to its Registration Statement on Form SB-2 filed September 1, 2006 (the “Form SB-2/A4”).  Enclosed please find a copy of Amendment No. 5 to UAI’s Registration Statement on Form SB-2 (“Form SB-2/A5”), as well as a redlined copy reflecting the changes discussed herein.  The following responses are submitted on behalf of UAI.  The responses have been keyed to the corresponding enumerated comments in your letter.

Registration Statement on Form SB-2

General

1.             UAI disagrees with the Staff’s analysis with regard to the unavailability of an exemption from the registration requirements of Section 5 under Sections 4(1) and 4(2) of the Securities Act.  Without restating all of our arguments, we restate and summarize certain points: Shares of UAI common stock covered in the Registration Statement were issued to American Utilicraft (“AMUC”) in a private transaction as payment for a release of potential claims, and then delivered to existing AMUC shareholders pursuant to a share dividend.  AMUC shareholders paid nothing for their UAI shares and kept their AMUC shares after the share dividend.  The transaction was not structured as part of a plan to evade the registration requirements of the Securities Act, but was instead intended to facilitate a private funding arrangement by The Navajo Nation.  Furthermore, although the reorganization transaction was not structured as a “spin-off” transaction subject to Staff Legal Bulletin No. 4, UAI promptly moved to prepare and file a Registration Statement covering the UAI shares delivered in the share dividend.

Regardless of our disagreement, we have added additional discussions regarding the reorganization transaction and supplemented the risk disclosures with respect to liabilities for failing to register the payment for release of claims or share dividend.  With respect to private civil remedies, shareholder’s rescission remedies would likely be of little impact, in that the shareholders gave nothing for their shares.  With respect to regulatory liability, UAI understands that the Commission or a state regulator could seek injunctive or other relief, but contends its filing and prosecuting this Registration Statement serves as strong evidence that there would be no likelihood of future violations and would militate against a finding that the public interest requires some other sanction.

Mr. Perry Hindin
October 5, 2006

Risk Factors, page 4

2.             We removed the risk factor disclosure regarding PacifiCorp’s ability to effect a change of control through warrant exercise because of our position that PacifiCorp had only “earned” a portion of the shares allocated to the Master Financing Agreement.  In view of the Staff’s position with respect to these shares being issued and outstanding, we have replaced the risk factor disclosure.

Management’s Discussion and Analysis or Plan of Operations, Page 45

Liquidity and Future capital Requirements, page 46

3.             We protect our rights with respect to return of the shares by physical possession of the certificate representing such shares and by means of the timing and funding triggers in the Master Financing Agreement.  In the event that PacifiCorp does not meet its funding obligations, we have the right to cancel the balance of any shares issued to it; physical possession of the certificate ensures that we can effect that cancellation.  Furthermore, we verify deposit of funds for warrant exercise before submitting certificates for transfer.  We have augmented disclosure in the Form SB-2 to reflect these facts.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-3

4.             Our auditors have removed reference to unaudited interim periods form their opinion.

Statement of Stockholders’ Equity, page F-4

5.             Our balance sheet and statement of shareholder equity has been revised consistent with the initial October 2005, treatment of the PacifiCorp shares, and refers to these shares as issued and outstanding.

6.             Our balance sheet and statement of shareholder equity has been revised consistent with the initial October 2005, treatment of the PacifiCorp shares, and refers to these shares as issued and outstanding.

Note 1. Summary of Significant Accounting Policies, page F-9

Patents, page F-11

7.             Please see supplemental disclosures in the Notes to Financial Statements.  We have adopted the Staff’s position regarding capitalization of patent expenditures.

Please let us know if you should require any further information.

Very truly yours

/s/ Phillip W. Offill, Jr.
Phillip W. Offill, Jr.

Enclosures

cc:           Mr. John J. Dupont (via regular mail, w/o encl.)

[Godwin Pappas Langley Ronquillo Letterhead]

Phillip W. Offill
Chairman of the Securities Section
Partner
Direct Dial: 214.939.4469
Direct Fax: 214.527.3173
poffill@godwinpappas.com

October 30, 2006

Perry Hindin
Special Counsel
Office of Electronics and Machinery
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Utilicraft Aerospace Industries, Inc.
Amendment No. 6 to Registration Statement on Form SB-2
Filed October 5, 2006
SEC File No. 333-128758

Dear Mr. Hindin:

In response to your comment letter dated October 23, 2006, Utilicraft Aerospace Industries, Inc. (“UAI”) has amended its Amendment No. 5 to its Registration Statement on Form SB-2 filed October 5, 2006 (the “Form SB-2/A5”). Enclosed please find a copy of Amendment No. 6 to UAI's Registration Statement on Form SB-2 (“Form SB-2/A6”). The following responses are submitted on behalf of UAI. The responses have been keyed to the corresponding enumerated comments in your letter.

Registration Statement on Form SB-2

General

1.               A copy of our response letter to your September 19, 2006, comment letter, covering the Form SB-2/A4 has been filed on EDGAR.

Management’s Discussion and Analysis or Plan of Operations, page 45

Liquidity and Future Capital Requirements, page 46

2.               We have added additional discussion regarding our rights under the PacifiCorp Agreement and the protection for the Company by reason of our maintaining physical control of certificates representing both the PacifiCorp Shares and the PacifiCorp Warrant Shares. We have highlighted the fact that we do not have the ability to recover shares sold or pledged to third-parties, and also noted our “gatekeeper” function, which permits us to review the receipt of funds from PacifiCorp for Warrant exercise as part of the process in permitting the physical transfer of the PacifiCorp Shares to these third-parties, and that we maintain control of the PacifiCorp Warrant Shares as well. The revised disclosures state only that we believe there are adequate assurances and protections.

Mr. Perry Hindin
October 30, 2006

Financial Statements, page F-1

Statements of Operations, page F-5

3.               The financial statements have been amended address the Staff’s comments, and adopt the Staff’s recommendations.

Note 1. Summary of Significant Accounting Policies, page F-9

Patents and Restatements, page F-11

4.               We have revised the discussion of the patent acquisition to address the Staff’s comments, including an augmented discussion of the reorganization.

Note 5. Commitments and Contingencies, page F-12

5.               Pursuant to the Staff’s previous comments, we included a discussion of the possible claims against us because we did not register the AMUC share dividend. We do not, however, included a discussion of contingent liabilities under SFAS 5. All of the AMUC shareholders as of the date of the dividend retained all their AMUC shares and received, on a one-for-one basis for no additional consideration, shares in UAI. Under relevant state or federal law, remedies for private causes of action would be for rescission of the transaction. In that the UAI shareholders paid nothing for their shares, the contingent liabilities would be nil. With respect to regulatory actions, the civil remedies could include injunctive relief and a civil money penalty (disgorgement wouldn’t be available since there was no “enrichment” — much the less “unjust enrichment” to UAI by reason of the share dividend). In that the transaction was effected more than a year ago and we have received no notice of regulatory interest, and considering our “no sale” position regarding the entire transaction, we deem the prospect of a calculable contingent liability under SFAS 5 as sufficiently remote and uncertain as to not require additional disclosure.

6.               The 1,546,710 PacifiCorp “earned” shares were determined by calculating the proceeds from the exercised warrants ($1,020,100) as a percentage of the minimum funding amount of $40 million and then applying this percentage (2.553%) against the PacifiCorp new shares of 60,584,260. The shares earned from the executive officers (495,690) were calculated in a similar manner. All the shares are considered as earned and disclosed as such in the revised footnote disclosures.

Signature Page

7.               We have amended the signature page to reflect the signer’s capacity.

Very truly yours,

/s/ Phillip W. Offill, Jr.
Phillip W. Offill, Jr.

Enclosures

cc:            Mr. John J. Dupont